S 3/25/16

16006921

ISSION

SECURITIES AND EXCHANGE COMM
RECEIVED
FEB 25 2016
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEC Investment CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 20th Street North, Suite 1150
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

alB

OATH OR AFFIRMATION

I, Andrea E. Haines, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEC Investment Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEC INVESTMENT CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2015

LEC INVESTMENT CORP.
TABLE OF CONTENTS
DECEMBER 31, 2015

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
LEC Investment Corp.

We have audited the accompanying financial statements of LEC Investment Corp. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements and supplemental information. LEC Investment Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LEC Investment Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of LEC Investment Corporation's financial statements. The supplemental information is the responsibility of LEC Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama
February 17, 2016

LEC INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH	$	73,618
DEPOSIT – FINRA		593
TOTAL ASSETS	$	74,211

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$	1,689
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		9,736
Retained earnings		61,786
Total stockholders' equity		72,522
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	74,211

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Consulting fee	$ 37,500
OPERATING EXPENSES	
Regulatory fees	13,125
General and administrative expenses	36,724
Total operating expenses	49,849
NET LOSS	$ (12,349)

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2014	$ 1,000	$ 9,736	$ 74,135	$ 84,871
Net loss	-	-	(12,349)	(12,349)
BALANCE AT DECEMBER 31, 2015	$ 1,000	$ 9,736	$ 61,786	$ 72,522

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$	-
INCREASES (DECREASES)		-
SUBORDINATED LIABILITIES AT END OF YEAR	$	-

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,349)
Adjustments to reconcile net income to net cash used in operating activities:	
Change in deposit – FINRA	9,976
Change in accounts payable	445
Net cash used in operating activities	(1,928)
NET DECREASE IN CASH	(1,928)
CASH AT BEGINNING OF YEAR	75,546
CASH AT END OF YEAR	$ 73,618

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
LEC Investment Corp. (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists primarily of bank deposit accounts and money market funds with a maturity of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Taxes on Income
No provision for income taxes is recorded on the Company's general ledger as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2015, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2014. Years December 31, 2012, and subsequent remain subject to audit by taxing authorities.

Subsequent Events
The Company has evaluated subsequent events through February 17, 2016, the date which the financial statements were available to be issued.

Recently Issued Accounting Pronouncements
In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard (Accounting Standards Update 2014-09 *Revenue from Contracts with Customers (Topic 606)* that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS").

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently Issued Accounting Pronouncements
"In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The effective date of this ASU is January 1, 2017. The adoption of this ASU is not expected to have a material impact to the financial statements of the Company."

The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2017. Early application is permitted only as of Annual reporting periods beginning after December 15, 2016. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2015, the Company had net capital of $71,929 which was $66,929 in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $1,689 at December 31, 2015. The Company's ratio of aggregate indebtedness to net capital was 0.0235 to 1.

3. RELATED PARTY TRANSACTIONS

The Company charged consulting fees, pursuant to the management agreement, in the amount of $37,500 during the year ended December 31, 2015, to Crowne Partners Inc., an affiliated corporation, in which two of the Company's stockholders are shareholders.

SUPPLEMENTARY INFORMATION

SCHEDULE I
LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital		
Total stockholders' equity	$	72,522
Less deductions and/or charges		593
Net Capital	$	71,929
Total aggregate indebtedness	$	1,689
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,000
Excess net capital	$	66,929
Ratio: Aggregate indebtedness to net capital		2.35%

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2015, as filed on January 18, 2016.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LEC Investment Corporation

We have reviewed management's statements, included in the accompanying, LEC Investment Corporation Exemption Report in which (1) LEC Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which LEC Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) LEC Investment Corporation stated that LEC Investment Corporation met the identified exemption provisions for the period from January 1, 2015 through December 31, 2015, without exception. LEC Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LEC Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
February 17, 2016

LEC Investment Corp.
505 20th Street North, Ste 1150
Birmingham, AL 35203
(205) 328-3120

LEC Investment Corporation's Exemption Report

LEC Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*: "Special Account for the Exclusive Benefit of customers" maintained.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period from January 1, 2015 through December 31, 2015, without exception.

LEC Investment Corporation
I, Mark Pflaum, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO/Controller

Date: February 17, 2016

LEC INVESTMENT CORP.
505 North 20th Street, Suite 1150
Birmingham, Alabama 35203
Phone (205) 328-3120
Fax (205) 326-0528

February 22, 2016

Via Overnight Delivery

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D. C. 20549

SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

RE: CRD No. 25336

Gentlemen:

Pursuant to SEC Rule 17a-5, we enclose herewith two copies of our Focus Form X-17A-5, Part III and our audited financial statement for the period ending December 31, 2015.

This report is also being filed with the Regional Office of the Securities and Exchange Commission, in Miami, FL, the District Office of the Securities and Exchange Commission in Atlanta, GA and with FINRA in Rockville, Maryland.

Thank you.

Sincerely,

Judy

Judy Branch

Enclosure